Exhibit 99.2
Deutsche Bank 12th Annual European Technology Conference Franki D'Hoore Director European Investor Relations Friday, 19 September 2008

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semi- conductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Agenda HOW IS THE OVERALL MARKET DEVELOPING SHORT-TERM? IS THE CURRENT MARKET ENVIRONMENT COMPROMISING ASML SECULAR GROWTH MODEL?

Current market environment No change from last quarter guidance Global macro-economic uncertainty drives minimum CAPEX build Weakness in capacity order bookings from all customers, all sectors, all regions Utilization still good in Logic, but customers with no mid term demand visibility invest sparingly DRAM pricing stabilizing after Q2 increases Unit FLASH demand at 37% vs. 53% growth forecasts Most orders are for Leading Edge Immersion Over 80% of Q3 sales is expected to be immersion Immersion demand is sustained: Foundry 45 nm Flash 45 nm to 35 nm transition DRAM 5x nm ramp

Leadership in immersion Shipped 30 immersion systems in Q1 + Q2 Booked 20 immersion systems in Q2 Backlog at midyear includes 27 immersion systems Reiterate Q3 bookings guidance - we expect immersion bookings in the third quarter to be similar to that of the second quarter, but cannot easily guide on the number of orders for non-leading edge systems. On track to nearly double immersion revenue in 2008 compared with 2007

Source: ASML Last data point: June 2008 Overall IC unit growth is robust @ 10% Year to Year IC unit sales compared with year before 0 20 40 60 80 100 120 140 160 1 2 3 4 5 6 7 8 9 10 11 12 Month Units [B] 0% 2% 4% 6% 8% 10% 12% 14% Growth [%] 2007 Cumm 2008 Cumm Growth YTD YoY-3mma

Market researchers reduce their 2008 IC revenue forecasts down to 6% on average Oct - 06 Jan - 07 Apr - 07 Aug - 07 Nov - 07 Feb - 08 Jun - 08 Sep - 08 Dec - 08 Mar - 09 2007 - 2008 Revenue Gorwth Forecast [%] 2008 Semiconductor revenue growth forecast over time 0% 5% 10% 15% 20% 25% Oct-06 Jan-07 apr-07 Aug-07 Nov-07 Feb-08 Sep-08 Dec-08 Mar-09 Dataquest (June 08) IC Insights (June 08) iSuppli (April 08) Semico (June 08) SIA (Jun 08) VLSI Research (Mar 08) WSTS (June 08) Average ASML

DRAM Operating margins of leading DRAM makers recovering (but for most companies still negative) through aggressive shrink and 200 mm retirement Weakening end-user demand could delay expected shortages of DRAM from end 2008 into H1 2009 Consolidation efforts within tier 2 players continuing Continuous price pressure will drive shrink fueling immersion demand Access to capital remains critical Source: ASML Last data point: June 2008 DRAM unit sales compared with year before 0 2 4 6 8 10 12 14 1 2 3 4 5 6 7 8 9 10 11 12 Month Units [B] 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% Growth [%] 2007 Cumm 2008 Cumm Growth YTD YoY-3mma

Source: DRAMeXchange (8/08), ASML MCC DRAM spot and contract prices moving side ways since beginning of 2008 Main DRAM spot & contract prices (01/06 - 2008YTD) 0 1 2 3 4 5 6 7 8 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Chip ASP [$US] 300 mm fully- loaded-costs for 6x nm 1 Gb DRAM 300 mm fully- loaded costs for 5x nm 1 Gb DRAM 200 mm cash- costs for 80nm 512 Mb DRAM 300 mm cash- costs for 80nm 512 Mb DRAM 512Mb DDR2 667 SPOT ASP 512Mb DDR2 667 CONTRACT ASP 1Gb DDR2 667 SPOT ASP 1Gb DDR2 667 CONTRACT ASP

DRAM 200 mm capacity retirement accelerated in 2008 due to persistent price pressure Source: ASML estimates Expected DRAM 200 mm capacity retirement (Q1/08-Q4/09) -160 -140 -120 -100 -80 -60 -40 -20 0 20 Q1/08 Q2/08 Q3/08 Q4/08 Q1/09 Q2/09 Q3/09 Q4/09 Capacity [200 mm equiv. KWSM]

NAND NAND ASPs keep declining due to lower than forecasted end-user demand However YTD unit growth still above 40% Current chip production costs above market prices resulting in significant losses Overcapacity expected to extend into 2009 Long term NAND application roadmap remains a strong driver for shrink Short term capex funding continues to be an issue for most manufacturers Source: ASML Last data point: June 2008 NAND unit sales compared with year before 0 0.5 1.0 1.5 2.0 2.5 3.0 1 2 3 4 5 6 7 8 9 10 11 12 Month Units [B] 0% 10% 20% 30% 40% 50% 60% Growth [%] 2007 Cumm 2008 Cumm Growth YTD YoY-3mma

Logic + MPU Logic revenues and profitability is very strong MPU sales recovering from seasonal low Investments expected to recover in 2009, especially for 45 nm, driven by record fab utilizations and additional leading-edge demand Source: ASML Last data point: June 2008 Logic unit sales compared with year before 0 5 10 15 20 25 30 35 40 45 1 2 3 4 5 6 7 8 9 10 11 12 Month Units [B] 0% 2% 4% 6% 8% 10% 12% 14% Growth [%] 2007 Cumm 2008 Cumm Growth YTD YoY-3mma

Agenda HOW IS THE OVERALL MARKET DEVELOPING SHORT-TERM? IS THE CURRENT MARKET ENVIRONMENT COMPROMISING ASML SECULAR GROWTH MODEL?

Litho Market Secular Growth Drives ASML's Growth Chip processing becomes more challenging Average selling price of a system increases (US$ million) Technology leadership brings increased market share ASML's business driven by chip unit sales Chips become more complex Average number of layers per wafer increases with IC complexity The chip industry is growing

Source: ASML, SEMI The secular growth Model: Market share growth ASML Market Share (revenue) 0% 10% 20% 30% 40% 50% 60% '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04 '06 Success in Japan Immersion ArF in volume TWINSCAN PAS 5500 Scanner

2008- 2009 : Shrink opportunities for all sectors 10 12 Resolution, "Shrink" (nm) 200 100 80 60 40 Logic DRAM NAND 11 07 09 08 04 06 05 01 03 02 00 ASML Product Introduction XT:1400 XT:1700i AT:1200 AT:850 Double Patterning XT:1900i EUV Immersion EUV DPT Source: ASML May 2008

Market share development A natural "catch up" by our competition on immersion for 55 nm / 45 nm nodes after 1 or 2 years of virtual absence ASML leadership still intact for 2008/2009 in tool throughput, overlay and NA, delivering to customers A cost effective solution for 5X nm / 4X nm nodes A unique capability to extend to 3X nm / 2X nm nodes ASML product leadership to potentially grow with the introduction of An improved TWINSCAN architecture (XT:1950H) A new architecture in 2009 for double patterning Litho+ support package EUV in 2010 ASML cost leadership to be enhanced by Aggressive overall cost structure reductions Expected Euro rate stability or slow depreciation

ASML Vision and Strategy Articulation ASML currently operates within a lithography market which has a potential to double within the next 5 to 10 years. There is significant growth potential for us if we execute Strategy: "Over-execute" in all areas of our business Invest more in R&D to (1) strengthen the lead by introducing new advanced litho products and (2) increase performance regularly on standard products Reduce COGS through continuous redesigns, supply chain partnerships and Asian sourcing Reduce manufacturing cost through cycle time reduction OPEX flex so as to target an income from operations to net sales of 10-15 % at the low end of the business cycle and 20-25% at the high end of the cycle

Conclusions Guidance for lower revenue 2008 (may see - 20% versus 2007) unchanged Uncertainty as to when Litho Capacity build orders would materialize, but 2009 strong immersion growth from NAND 4x nm, DRAM 5x nm and Logic 4x and 3x nm will sustain ASML revenue robustness ASML to maintain technology leadership in order to sustain long term growth